NEWS RELEASE
TSX: ELD NYSE: EGO	March 27, 2018

ELDORADO GOLD ANNOUNCES Q1 2018 Financial and Operational Results Release Date and Conference Call

VANCOUVER, BC – Eldorado Gold Corporation will release its Q1 2018 Financial and Operational Results after the market closes on Thursday April 26, 2018 and will host a conference call on Friday, April 27, 2018 at 11:30am ET (8:30am PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until May 18, 2018)

Date:	Friday April 27, 2018	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 855 859 2056
Dial in:	647 427 7450	Pass code:	1564 377
Toll free:	1 888 231 8191

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Canada and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Peter Lekich, Manager Investor Relations

604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com